FenSens

New Car Technology For Any Car

This presentation contains offering materials prepared solely by FenSens, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Story





Problem

- **Availability** 80% of cars on the market today do not have rear obstacle sensors or cameras.

- **Safety** Backover accidents cause 210 deaths and 15,000 injuries each year. Children under 5 account for 31% of fatalities[1].

- **Cost** Average fender bender cost* is $2,995 to $9,867 depending on make and model plus increased insurance premiums[2]. This leads to over $4B in damage each year.

*Study found that when a high-bumpered SUV collided with a regular-bumpered car at 10 mph, total damages to the 2 vehicles ranged from $2,995 to $7,444 (depending on the makes and models). And when a car collided with an SUV, total damages ranged from $3,601 to $9,867.


FenSens
SAN FRANCISCO
Featuring 1969 Karmann Ghia fitted with FenSens



DEC
2011
FenSens
Make Driving Safe

Smart Wireless Parking Device

Easy to Install

5 minutes to install and requires nothing more than the included screwdriver & security screws. No wires!

Simple to Use

Connects to your Android or iOS smartphone and gives you visual, audible and vibration feedback. Works immediately when car backs up, nothing required from the driver.

Affordable

Lower cost than alternative options.

New car technology made affordable and available **for all car drivers**

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Current Options

- **Dealership Add-ons** May cost an extra $2,000 to $3,000 and need to be added at time of purchase. 10-20% of vehicle's value is too expensive for used cars.

- **Aftermarket** Can cost hundreds to thousands between purchasing the device and paying for installation. This applies to many of the automotive accessories currently available.

- **Online** Can be unreliable and may require running wires through your car to the center console.



This slide represents management opinion. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Current Options

	Easy to Install	Smartphone Capable	Portable	Affordable
Fensens	✓	✓	✓	✓
Dealerships				
Aftermarket				
Online				✓

We believe the current options are too expensive, lack features, and are too difficult to install and use regularly.

Problem

1.9M+

rear end crashes in 2014[3]

32%

of all crashes are rear end crashes[3]

Rear view cameras and sensors can save up to 57% of backup related accidents.


STUDENT
DRIVER


UPS
118586





Target Customer



Urban Dwellers

- Live in the city
- Technologically adept
- No time for custom installation
- Time & Money is precious
- Can't install aftermarket themselves
- Soccer moms/dads



New Drivers

- Parallel parking aid
- Helps in reversing
- Safe driving at critical learning stage
- Peace of mind for parents



Commercial

- Construction workers - Transportation incidents is the leading cause of workplace deaths, responsible for 1,984 or 41% of all job fatalities in 2014.
- Large vehicles with drivers that can’t see behind

Business Plans

Phase I

- Online
- Retail (Secondary Market)
- Insurance (Secondary Market)
- Commercial (Tertiary Market)
- Launch series of connected car products integrated through apps.

Phase II

- Amazon Dash For The Car (Platform)
  - Order mechanics, call-for-help, or other SaaS
  - Integrate with carfit, Vinli, Hum
  - Platform for interconnecting and managing automotive IoT devices
- Data SaaS (Car health, mileage, insurance data)
- Autonomous vehicle conversion kits

Retails at $150 leveraging unique IP. Eventually we plan to move into a SaaS model to provide data and services through more connected car accessories.

This slide represents management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Going Forward: Big Data SaaS Strategy

Initial Solution Architecture

V2 of App Design

Architecture for V2 of App



Collect Data

- Use latent storage on the cellphone to capture back-up readings from sensor array
- When phone reaches WiFi, data from FenSens uploaded to Azure via event hub
- Upload data & events into Azure Blob Storage for future analysis

Analytical Prediction

After $5M Annual Run-Rate

Data Analytics Architecture


SQL
Azure SQL
Data Warehouse
Azure Machine
Learning
Azure Data Factory

Analyze in Azure using Cortana Intelligence Suite

- Load data into SQL Azure database
- Clean data of missing records and errors
- Interpolate missing record
- Confirm completeness and consistency of data
- Join relative datasets in Azure Machine Learning for analysis & prediction
- Evaluate camera and sensor analytics opportunities

Data Monetization

After $5M Annual Run-Rate

Monetize using PowerBI Embedded


SQL
Azure SQL
Data Warehouse
Power BI Embedded

Expand & Better Monetize Existing Channels

- Market predictive failure data to channel partners in order to facilitate highly targeted cross-sell / upsells
  - Example: muffler sales personalization experience through AutoZone channel
- Engage with Insurance companies to provide safe driver bonuses and discounts
  - Example: Allstate safe driver discount
- Provide useful intelligence back to user base
- Discover other opportunities for platform monetization

Team



Andy Karuza
CEO



Anton Gubarenko
CTO



Henry Wong
COO

40+ years of experience with multiple product launches in consumer technology and software

Roadmap -> Success Story


DFM Ready
Begin production
Ship V1
Build more connected devices and SaaS platform. Enter Europe.
April
February 2017
April 2017
June 2017

This slide represents management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

3 New Products In Pipeline


fenSens
Make Driving Safe
Camera Version


$132M a year business
fenSens
Smart Location Anti-Theft Device
(Lo-jack competitor at 1/7th the price)


Tap – Button Platform

Future Plan: Move into autonomous vehicle conversion kits and SaaS strategy around product network data and services.

These pictures of new products represent future, rather than current offerings, and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Traction

FenSens

- LOIs from RearviewSafety.com
- Interest from retailers globally including Best Buy, As Seen On TV, and many more*.
- $187K+ raised from Indiegogo Campaign
- 4 provisional patents
- First place in startup weekend and alumni from Wearable IOT World Accelerator in San Francisco
- $75,000 grant from Arrow Electronics



fenSens
Make Driving Safe

As seen on

Forbes, cnet, MOTOR TREND, uncrate, GIZMODO, THE VERGE, Automobile magazine, Auto Bild, übergizmo, GeekWire, gizmag, DIGITAL TRENDS, GEEK

*FenSens does not currently have signed agreements in place with these retailers. This slide represents management opinions and does not represent guarantees of future results, levels of activity, performance, or achievements.

FenSens

New Car Technology For Any Car

W: FenSens.com

facebook.com/FenSens

@FenSens

FenSens
Extras

Product Images / Screenshots


FenSens
Make Driving Safe


DEC
2011
FenSens
Make Driving Safe


10 ft
10 ft
DEC
2011
FenSens


10 ft
10 ft
DEC
2011
FenSens
FenSens

Sources

1.) "NHTSA Announces Final Rule Requiring Rear Visibility Technology ."*NHTSA Announces Final Rule Requiring Rear Visibility Technology*. N.p., 31 Mar. 2014. Web. 25 Mar. 2016. Link

2.) "Misaligned Bumpers Mean More Costly Damage." *Misaligned Bumpers Mean More Costly Damage*. N.p., 2 Dec. 2010. Web. 25 Mar. 2016. Link

3.) "Auto Crashes." *III*. N.p., Mar. 2016. Web. 25 Mar. 2016. Link